Mail Stop 4561

March 27, 2008

Graham Alexander
Chief Executive Officer and Chief Financial Officer
Rancho Santa Monica Developments Inc.
3104 Sunnyhurst Road
North Vancouver, BC, Canada V7K 2G3

> **Re:** **Rancho Santa Monica Developments Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **November 30, 2006**
> **Filed February 14, 2007**
> **Form 10-QSB for Quarterly Period Ended**
> **August 31, 2007**
> **Filed October 15, 2007**
> **File No. 000-51376**

Dear Mr. Alexander:

  We have reviewed your response letter dated March 14, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended November 30, 2006

Financial Statements

Statements of Operations, page F-5

1.   We note your response to our prior comment two. According to your accounting
        policy note for foreign currency translation on page F-10, your functional and
        reporting currency are both U.S. dollars. As your functional currency is U.S.
        dollars, please tell us why you had to convert your financial statements into U.S.
        dollars. Within your response, reference any authoritative accounting literature
        relied upon.

Notes to Financial Statements

Note 9. Restated Financial Statements

2.   We note your response to our prior comment one and your attached revised
        financial statements. Please revise the November 30, 2005 restatement amounts
        for current liabilities and note payable in your SFAS 154 disclosures for
        consistency with your financial statements.

Form 10-QSB for the quarterly period ended August 31, 2007

Financial Statements

Statements of Cash Flows

3.   We note your response to our prior comment four and your revised financial
        statements. Please revise your interim period cash flows from financing activities
        for consistency with the activity on the Statement of Stockholders' Equity.
        Specifically, revise to separate the stock subscriptions from the proceeds from
        common stock issued for the nine months ended August 31, 2006 and revise to
        combine the change in stock subscriptions with the proceeds from the common
        stock issued for the nine months ended August 31, 2007.

Notes to Financial Statements

Note 5. Restated Financial Statements

4.   We note your response to our prior comment five and your revised financial
        statements. Please revise the original and restatement amounts for current
        liabilities and restated amount for note payable as of August 31, 2007 in your
        SFAS 154 disclosures for consistency with your financial statements.

Form 10-QSB for the quarterly period ended February 29, 2008

5.　　We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have included the title of the certifying individual at the beginning of the certification and you have deleted the language "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(c). Please revise your certifications in future filings to comply with the Exchange Act Rules.

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　　　　Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　Kevin Woody
　　　　　　　　　　　　　　　　Branch Chief